National Bank of Greece S.A.
Commission File No. 001-14960
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company: Alpha Bank

The following announcement is available at www.nbg.gr and was disseminated by National Bank of Greece S.A. on 18 February 2011

US related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of National Bank of Greece S.A. (“NBG”) or Alpha Bank. Subject to future developments and if required by applicable law, NBG may file a registration statement or Form CB with the US Securities and Exchange Commission in connection with the proposed merger. Alpha shareholders should read those filings, and any other filings made by NBG with the SEC in connection with the proposed merger, as they will contain important information. Those documents, if and when filed, as well as NBG’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at NBG’s website at www.nbg.gr.

National Bank of Greece S.A.

Press Release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Proposal for a Friendly Merger

by National Bank of Greece to Alpha Bank

Athens, 18 February 2011

•                  Responding to market speculation, National Bank of Greece S.A. (“NBG”) confirms that, on 18 January 2011, it submitted a proposal to Alpha Bank S.A. (“Alpha”) for the merger of the two banks, following the approval of NBG’s Board’s Strategy Committee, the executive members of its Board of Directors and the representative of the Greek State in joint session.

•                  NBG and Alpha entered into a non-disclosure, exclusivity and standstill agreement (“NDA”) on 3 February 2011 and their respective management teams have held talks to discuss the terms of the proposal.

•                  NBG is convinced of the financial and strategic merits of its proposal and urges Alpha’s Board of Directors to give this proposal serious consideration.

•                  Pursuant to the proposal, Alpha shareholders would receive 8 new NBG shares for every 11 outstanding Alpha shares, which corresponds to an exchange ratio of 0.727 NBG shares per-Alpha share. The above exchange ratio implies a 23.4% premium to the closing share price of Alpha on 17 January 2011, the day before submission of our proposal; a 18.5% premium to the Alpha/NBG exchange ratio as of 17 February 2011, the last trading day prior to this announcement; and a 23.7% premium to the average exchange ratio during the twelve month period prior to 17 January 2011. The proposal would also enable the shareholders of Alpha and NBG to share the significant value creation, which NBG expects would result from the implementation of the proposed merger.

•                  Based on the above exchange ratio the relative ownership in the combined entity of NBG and Alpha shareholders would be approximately 71% and 29%, respectively, whilst the direct shareholding of the Greek State would be 0.9% and of the broader domestic pension system 12%.

•                  The proposed merger would be a very important step towards the consolidation and strengthening of the Greek banking system in the face of current challenges. The proposed merger would create the leading and best capitalised bank in Greece, with strong liquidity position, as well as a regional leader in S.E. Europe with international visibility. It would also create significant value for both banks’ shareholders, as well as extensive benefits for Greek corporates, households and the Greek economy as a whole.

•                  A definitive transaction is subject to satisfactory completion of a number of pre-conditions, including confirmatory legal and financial due diligence, final approval by both banks’ Boards of Directors as well as the parties entering into a framework agreement.

•                  Completion of the merger would be subject to customary corporate and regulatory approvals, as well as other customary conditions.

•                  “The proposed merger would create the leading bank in Greece which we believe would be pivotal in supporting the recovery of the Greek economy. I am deeply convinced about the merits of this transaction and I believe it would resonate favorably with shareholders of both banks”, said the Chairman of NBG’s Board of Directors, Mr. Vassilis Rapanos.

•                  “We have high regard for Alpha Bank, its management team and its achievements under the longstanding leadership of Mr. Costopoulos. We look forward to Alpha Bank’s Board of Directors’ consideration and positive response to our friendly proposal. We would expect the merger to generate significant value for both banks’ shareholders and extensive benefits for the overall economy in Greece. Through this initiative, we took the first step towards the consolidation of the banking sector in Greece”, commented NBG’s CEO, Mr. Apostolos Tamvakakis.

Strategic rationale

•                  The leading bank in Greece: Leveraging on the strengths and complementarities of the two banks, the combined entity would create the leading financial institution in Greece, thus enabling it to face the current challenges from a position of strength;

•                  Regional leader: The combination of the franchises that the two banks have developed in S.E. Europe over the past decade would create a prominent financial group in the region with improved revenue diversification lower earnings volatility and significant synergies potential from the combination of the two networks. The combined entity would be well positioned to take advantage of the growth prospects in the region where recovery is expected sooner;

•                  Strong balance sheet: Benefiting from the strongest balance sheet in Greece, the combined bank - after the completion of the final part of NBG’s capital plan announced in September 2010 - would have a pro-forma Core Tier 1 ratio of 10.7% as of Q3 2010, thus ranking among the best capitalised banks in Europe. In addition, the new group would have the strongest capital adequacy and quality among the largest banks in Greece, enabling it to comply with increasing capital requirements under the new regulatory framework, ahead of many European institutions and enhancing its ability to absorb the impact of systemic risks;

•                  Liquidity enhancement: The combination of the strong deposit franchises of both banks would bring the combined group’s loan to deposit ratio to 109% as of Q3 2010, one of the best in Europe.  With strong capital adequacy and high liquidity, the combined entity would have better access to the funding markets, thus enabling a faster reduction of the reliance on the European Central Bank, which constitutes a main goal of the Greek banking system and a prerequisite for the normalisation of the funding conditions in Greece;

•                  International visibility: The combined group would have balance sheet size of c. €200 billion, and would rank #30 by assets and #28 by market capitalisation among European banks. NBG believes that, taking into account the expected recognition by the capital markets of the value creation from anticipated synergies, the combined bank would rank among the top 25 in Europe; and

•                  Benefits for all stakeholders: The Greek economy and consumers would benefit from scale, improved capacity to lend to the Greek corporates and households, better service, and increased efficiency of the combined bank. The proposed merger would be an important step towards the consolidation and strengthening of the Greek banking sector, and as such is expected to receive the support of regulators, supra-nationals and investors.

Value creation

•                  We estimate that the merger would generate synergies in the range of €550 - 700 million per annum on a fully phased basis.

•                  These are expected to result from:

•                  Significant economies of scale in support infrastructure and related capital expenditures;

•                  Optimisation of international activities;

•                  Reduction of general and administrative expenses domestically and internationally; and

•                  Rationalisation of the funding costs as well as enhancements of the revenues through the alignment of both banks’ best practices.

NBG expects the proposed merger to be earnings and value accretive from the first full year after completion for the shareholders of both banks.

•                  We expect that the bulk of the synergies would be generated from the banks’ international operations, general and administrative cost savings and the rationalisation of funding costs. As a result, the combined group is expected to have significant flexibility in managing the timing and implementation of the integration process, which would enable it to limit as much as possible any social impact on the workforce in light of the current environment.

Proposed terms

•                  Under our proposal, Alpha shareholders would receive 8 new NBG shares for every 11 outstanding Alpha shares, which corresponds to an exchange ratio of 0.727 NBG shares per Alpha share.

•                  The proposed exchange ratio implies a premium of:

•                  23.4% over Alpha’s share price and the Alpha / NBG spot exchange ratio as of 17 January 2011, the day before submission of our proposal;

•                  18.5% over the Alpha/NBG exchange ratio as of 17 February 2011, the last trading day prior to this announcement; and

•                  23.7% over the Alpha / NBG average exchange ratio during the twelve month period prior to 17 January 2011.

•                  22.1% over the Alpha / NBG average exchange ratio during the twelve month period prior to yesterday’s close.

It also implies a relative ownership of approximately 71% and 29% in the combined entity by NBG and Alpha shareholders, respectively. The direct shareholding of the Greek State would be 0.9% and of the broader domestic pension system 12%.

•                  Pursuant to NBG’s proposal, nominees from NBG and Alpha would participate in the Board of Directors of the combined entity pro-rata to the relative ownership of both bank’s shareholders in the combined bank post-merger. The proposed allocation of positions to top tier managers of the two banks would be balanced, acknowledging Alpha’s high calibre and experienced top management who,  created value for Alpha’s shareholders, employees and customers over the years. Based on this principle, NBG’s proposal for the management structure is as follows:

•                  Board of Directors: The proposal to the general meeting of shareholders would be that the allocation of board members would reflect the relative ownership of the two banks’ shareholders in the combined entity.

•                  Chairman (non-executive): Would be proposed by Alpha

•                  Vice Chairman (non-executive): Would be proposed by NBG

•                  CEO: Would be proposed by NBG

•                  Executive directors: Eight, including the CEO, who would be equally allocated between Alpha’s and NBG’s top management.

•                  Other managerial positions: Would be allocated on a meritocratic basis and by applying the “best person for the job” principle

•                  It is NBG’s proposal that Alpha’s logo would be retained and applied as the new logo of the combined bank, which would continue to operate under the name of NBG. Alpha’s name could be used for selective group activities.

•                  NBG intends to obtain the required approvals to repay the State Preference Shares of the combined bank.

Other

•                  NBG commits to update investors on any relevant development as appropriate.  No assurance can be given that the transaction will proceed and NBG reserves the right, in its absolute discretion, to adjust any terms of its proposal or to proceed without satisfaction of the pre-conditions referred to above.

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of NBG or Alpha. Subject to future developments and if required by applicable law, NBG may file a registration statement or Form CB with the SEC in connection with the proposed merger. Alpha shareholders should read those filings, and any other filings made by NBG with the SEC in connection with the proposed merger, as they will contain important information. Those documents, if and when filed, as well as NBG’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at NBG’s website at www.nbg.gr.

This announcement contains forward-looking statements regarding a possible merger between NBG and Alpha. Such statements include statements about the benefits of the proposed merger, expected future earnings, revenues and cost savings and other such items, based on our plans, estimates and projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, the possibility that the possible offer will not be pursued and the risk factors set forth in our filings with the US Securities and Exchange Commission (“SEC”), including our most recently filed Annual Report on Form 20-F and subsequent reports on Form 6-K. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this document except as required by applicable law or regulation.

The merger relates to the shares of Greek companies and is proposed to be made by means of a statutory merger under Greek law. Accordingly, the merger is subject to the disclosure requirements and practices applicable in Greece to statutory mergers, which differ from the requirements and practices of the United States.

Financial information included regarding NBG and Alpha has been prepared in accordance with IFRS and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for investors to enforce their rights and any claim they may have arising under the federal securities laws, since NBG and Alpha are Greek companies, and some or all of their officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.